Exhibit 99.3

NEWS RELEASE

OTC-BB: CPPXF

CONTINENTAL CLOSES PRIVATE PLACEMENT

JAKARTA, Indonesia – March 12, 2012 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has closed an initial private placement with an arms length, Singapore based investor group and issued 15,000,000 common shares at a price of $0.05 per share to raise US$ 750,000. No brokerage or arranger's fees were incurred. The Company intends to use the proceeds of the placement for general working capital to finance a two pronged strategic initiative of expansion of the Company's business operations.

Firstly, the Company intends to leverage its Southeast Asian business experience and long established energy industry contacts to expand its operations into other Southeast Asian countries outside of its core Indonesian operations in the Bengara-II Block.

Secondly, the Company intends to leverage its in-house geoscience technical expertise in Indonesia into non-conventional gas exploration and production and is targeting stranded gas and coal bed methane as attractive energy sectors for expansion.

“As an important and necessary step in our expansion of energy operations into new sectors and beyond Indonesia”, said Robert Rudman, Chief Financial Officer, “we are pleased to report that the Company's association with our new Singapore based investor group not only expands our access to capital markets and future financings, it also provides us with a capable joint venture partner to expand beyond Indonesia and into other parts of Southeast Asia.”

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.